Exhibit 99(a)(1)(C)

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.

December 11, 2017

Dear Shareholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Global Credit Opportunities Fund—D (the “Company”). The purpose of this Offer is to provide liquidity to holders of the Company’s common shares of beneficial interest (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net asset value per Share (“NAV per Share”) as of December 29, 2017 (the “Purchase Price”). As an example of the Purchase Price, the NAV per Share on November 30, 2017, the most recent date on which Shares were issued pursuant to the Company’s distribution reinvestment plan, was $7.55 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before December 11, 2017 and end at 3:00 P.M., Central Time, on January 10, 2018. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about January 12, 2018.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE NAV PER SHARE AS OF DECEMBER 29, 2017, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at a price equal to the NAV per Share as of December 29, 2017, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 1,254,397 Shares (which number represents 5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 3:00 P.M., Central Time, on January 10, 2018.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
FS Global Credit Opportunities Fund—D c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Global Credit Opportunities Fund—D c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer
FS Global Credit Opportunities Fund—D